Wellstone Filters, Inc.
                              250 Crown Boulevard
                             Timberlake, NC  27583
                      Ph: 336-597-8300 / Fx: 336-597-8398


April 11, 2006



Via Edgar Transmission and Facsimile


Gary Newberry
Division of Corporate Finance
United States Security and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010



Re:         Wellstone Filters, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2004
            Filed April 15, 2005
            Form 10-Q for Fiscal Quarter Ended March 31, 2005
            Filed May 16, 2005
            File No. 0-28161


Dear Mr. Newberry:

Set forth below is the response on behalf of Wellstone Filters, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated March 3, 2006 (the "Comment Letter"), concerning the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed April 15, 2005 and amended on February 21, 2006, and the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005, filed May 16, 2005 and amended on February 21, 2006. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words "we", "us" and "our" refer to the Company.

Management's, Discussion and Analysis or Plan of Operations. page 13

1. We note your response to comment 3 in our letter dated December 29, 2005. With regard to 15,000,000 shares valued at $6,270,400 and issued to your CEO's brother for legal services, please revise your disclosure to describe:

         - The nature of the services that were provided, including a description of the legal matters to which they related and when the services were provided.

         - The total sum of the invoices that were presented to you for such services. If that amount was less than the $6,270,000 value paid, explain and justify your issuance of 15,000,000 shares.

         - The terms of the stock that was issued. Were these shares
               registered or restricted?   Refer to the disclosure requirements
               in item 701 of Regulation S-B

      Also explain to us what you mean when you state that the stock was issued for "prior" legal services. If services were rendered prior to 2004, how much did you accrue during the periods when-the services were rendered? Also, please explain to us the fee arrangement entered into for these services. We may have further comments.

      We also issue this comment with regard to the legal services rendered during the first quarter of 2005 that were valued at $510,000 and the consulting services rendered in the first quarter of 2405 that were valued at $4,080,000.

      As per your conversation with Evan Greebel on March 6, 2005, Jehu Hand, a brother of our Chief Executive Officer, was paid 15,000,000 shares valued at $6,270,400 in connection with services that he provided to the Company between 2000 and 2004. Prior to his engagement Mr. Hand agreed to represent and advise the Company and not bill us regularly, provided that at the end of the engagement the Company would compensate him in shares of common stock of the Company. Mr. Hand provided services continuously during the engagement and did not provide any invoices to the company, an action that is customary in representations of this type. Due to the nature of the representation, it was impossible to recognize or accrue expenses during any individual year and that is why both the Company and its independent public accounting firm determined that it was appropriate to expense the full value of the shares in 2004 when they were issued. Initially, Mr. Hand received 5,000,000 shares, but as a result of the 3:1 split that we announced in 2004, and that went effective in the fall of 2004, we determined that it was necessary to treat the situation as if he had received 15,000,000 shares of common stock and expense the value thereof. On July 26, 2004, we filed a Form S-8 with the Securities and Exchange Commission in connection with the issuance to Mr. Hand.

      In the first quarter of 2005, we issued stock to Joel Hand, a brother of our Chief Executive Officer, in connection with legal services that he performed in 2004. During his representation of the Company in 2004, Mr. Hand did not deliver monthly bills to the Company, but rather there was an agreement between him and the Company that he would receive a combination of common stock and monetary compensation. Similarly, Mr. Wilkinson agreed to perform certain consulting services for the Company and to receive shares of common stock of the Company in lieu of monetary compensation. Messrs. Hand and Wilkerson received their stock in the first quarter of 2005 as compensation for services rendered during 2004 and 2005 and the Company filed a Form S-8 on January 27, 2005, pursuant to which Messrs. Hand and Wilkinson sold their shares. Both the Company and its independent public accounting firm determined that it was appropriate to expense the full amount in 2005 when the stock was issued.

FORM 10-QSB/A FOR THE FISCAL QUARTER ENDED MARCH 31, 2005, JUNE 30, 2005 AND SEPTEMBER 31, 2005

Controls and Procedures, page 15

2. You have stated that your disclosure controls and procedures are not effective, and you have identified material weaknesses in internal control over financial reporting. Amend your form 10-QSB for each quarter of fiscal 2005 to address these conditions as a risk factor that affects your business, as required by Item 503(c) of Regulation S-K.

      As per your conversation with Evan Greebel on March 3, 2006, we planned to timely file our Form 10K-SB for the year ended December 31, 2005 and therefore do not believe it necessary or appropriate to revise our 10Q-SB/A for the periods ended March 31, 2005, June 30, 2005 or September 30, 2005. As a result of the weaknesses with our disclosure controls in 2005 as well as the continued material weaknesses in our internal controls over financial reporting we decided to include the appropriate risk factor in our Form 10K-SB for the year ended December 31, 2005. Also, in our Form 10-KSB for the year ended December 31, 2005, we will enhance our analysis of the internal control deficiencies to clarify the remedial steps that we are undertaking to correct the disclosure weaknesses.

If you have any additional questions regarding any of our responses or the amended Form 10-K or Form 10-Q, please feel free to call either myself (336) 597-8300 or Paul J. Pollock (212-940-8555) or Evan L. Greebel (212-940-6383) of
Katten Muchin Rosenman LLP.




Very truly yours,

/s/ Samuel Veasey

Samuel Veasey
Chief Financial Officer